Exhibit 4.102

Power of Attorney for the School’s Sponsor

This Power of Attorney is made by Zhejiang Lishui Mengxiang Education Development Co., Ltd. (Unified Social Credit Code: 913311007315134241) on April 2, 2024 and issued to Zhejiang Mengxiang Consulting Service Co., Ltd. (the “Trustee”).

The Company, Zhejiang Lishui Mengxiang Education Development Co., Ltd., hereby grant to the Trustee a special power of attorney, authorizing the Trustee to exercise, as Trustee of the Company and on behalf of the Company, the following rights enjoyed by the Company in capacity of the Company as a sponsor of Lishui Overseas Chinese Senior High School (the “School”), including but not limited to:

(1) To appoint and/or elect of school council members;

(2) To appoint and/or elect the supervisors of the School; To put forward the School mission and scope of operation;

(3) To examine or approve the Articles of Association of the School, development planning, major projects and budget for revenues and expenditures;

(4) To supervise the performance of the School and the achievement of the objectives set out in the bylaw;

(5) To establish the executive school council in accordance with the authority and procedures prescribed in the bylaw of the School and to participate in the running and management of the School;

(6) To access the information about the operation conditions and financial conditions of the School;

(7) To consult the resolutions, records, financial and accounting statements and reports of the school council meetings in accordance with law;

(8) To use the remaining property of the School after the liquidation for running other non-profit schools continuously in accordance with the PRC laws ;

(9) To transfer the School’s Sponsor interests in accordance with the law; and

(10) Any other rights of the School’s Sponsor provided by other applicable laws and regulations of the PRC and the Articles of Association of the School (as amended from time to time).

The Trustee shall have the right to designate, and delegate such authority granted to Trustee, to the proxy’s council members or individuals designated by him/her.

If the Trustee’s civil rights are inherited or succeeded by the Successor or the liquidator due to division, merger, liquidation and other reasons of the Trustee, the successor or the liquidator shall have the right to exercise all the above rights in place of the Trustee.

The Company irrevocably agrees that the authorization and entrustment recorded in this Power of Attorney shall not be invalid, cancelled, impaired or undergo other similar adverse change due to the increase, decrease or consolidation of sponsor’s equity interest of the Company, except for the trustee’s written consent and/or confirmation that the Company no longer hold the sponsor’s equity interest for the school.

The Company irrevocably agrees that the authorization and entrustment recorded in this Power of Attorney shall not be invalid, revoked, reduced or undergo any other similar adverse change due to the division, merger, bankruptcy, restructuring, dissolution, liquidation or other similar events of the Company. Such written authorization shall be an integral part of sponsor’s equity interest of the Company in the school. Any acquisition and/or exercise of the sponsor’s rights and interests by any legal and/or contractual successors, assignees, agents or other similar persons of the Company shall be deemed as an agreement to and an undertaking of the rights and obligations hereunder.

This Power of Attorney is a part of the Proxy Agreement for School’s Sponsor and Council Members, and matters not mentioned herein, including but not limited to, the applicable laws, the dispute resolution, the validity term, and the definitions and interpretations, are governed by the relevant provisions of the Proxy Agreement for School’s Sponsor and Council Members.

Hereby authorize.

Entrustor (Signature/Seal):
April 2, 2024